Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of the Q2 2021 earnings conference call hosted by Illumina, Inc. (“Illumina”) on August 5, 2021.

CORPORATE PARTICIPANTS

Brian Blanchett

Francis A. deSouza Illumina, Inc. - CEO & Director

Sam A. Samad Illumina, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Daniel Anthony Arias Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Senior Analyst

Derik De Bruin BofA Securities, Research Division - MD of Equity Research

Doug Schenkel Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Kyle Alexander Mikson Canaccord Genuity Corp., Research Division - Analyst

Patrick Bernard Donnelly Citigroup Inc., Research Division - Senior Analyst

Tejas Rajeev Savant Morgan Stanley, Research Division - Equity Analyst

Tycho W. Peterson JPMorgan Chase & Co, Research Division - Senior Analyst

Vijay Muniyappa Kumar Evercore ISI Institutional Equities, Research Division - Senior MD

PRESENTATION

Operator

Thank you all for standing by, and welcome to the Illumina Q2 2021 Earnings Conference Call. (Operator Instructions) Please also note that today's call is being recorded.

I'll now turn the call over to your host, Brian Blanchett. Sir, you may now  begin.

Brian Blanchett

Good afternoon, everyone, and welcome to our earnings call for the second quarter of 2021.

During the call today, we will review the financial results released after the close of the market and offer commentary on our commercial activity, after which we'll host a question-and-answer session. If you have not had the chance to review our earnings release, it can be found in the Investor Relations section of our website at  illumina.com.

Participating for Illumina today will be Francis deSouza, President and Chief Executive Officer; and Sam Samad, Chief Financial Officer. Francis will provide an update on the state of Illumina's business and Sam will review our financial results.

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This call is being recorded, and the audio portion will be archived in the Investors section of our website. It is our intent that all forward-looking statements regarding our financial results and commercial activity made during today's call will be protected under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties. Actual events or results may differ materially from those projected or discussed. All forward-looking statements are based upon current available information, and Illumina assumes no obligation to update these statements.

To better understand the risks and uncertainties that could cause actual results to differ, we refer you to the documents that Illumina files with the Securities and Exchange Commission, including Illumina's most recent Forms 10-Q and 10-K.

With that, I'll now turn the call over to Francis.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Thank you, and good afternoon, everyone. Illumina delivered Q2 revenues of $1.126 billion, representing 78% year-over-year growth, significantly exceeding expectations across all geographic regions and market segments. Our clinical markets, including oncology, reproductive health and genetic disease testing are expanding as reimbursement coverage increases, patient awareness grows and more sequencing applications enter    the clinic.

Ramping population sequencing programs are contributing to the robust growth in our research business. Additionally, genomic surveillance has emerged as a critical tool in the global fight against the pandemic, with over 70 countries now using Illumina platforms for COVID-19 surveillance. Looking forward, there's momentum for this global surveillance infrastructure to be the backbone of a durable, global genomic epidemiology capability to combat future outbreaks, including zoonotic transmissions, antimicrobial resistance and bioterrorism.

Q2 was the second consecutive quarter of record instrument sales, with revenue up 113% year-over-year and we ended the quarter with the highest instrument backlog since launching NovaSeq.

Now looking at our performance by platform. Our high throughput portfolio continued its spectacular run, with NovaSeq achieving its highest order volume since launch in Q1 2017. Demand for high throughput sequencing capacity continues to expand, with over half of the orders in Q2 coming from customers who are new to high throughput. Additionally, our customers are continuing to use these systems at a higher rate to meet demand in oncology testing, genetic disease testing and population sequencing programs.

Our mid-throughput platforms continue to drive growth with record placements in Q2. The strength of the NextSeq 2000s, with almost 3x the output of NextSeq 550, is enabling exciting new applications for customers like Cold Spring Harbor Labs in single cell analysis. Clinical customers drove new NextSeq 550 placements. NextSeqDx again set a record for shipments as we see a trend towards decentralization of clinical sequencing outside the U.S.

Benchtop platforms also had an excellent quarter with instrument revenue up over 50% year-over-year. We shipped more MiSeq instruments this quarter than any prior quarter in the last 5 years. This record demand has been driven by our core business as well as emerging areas like preimplantation genetic screening and COVID surveillance.

Turning to our Clinical and Research and Applied segments. Sequencing consumables revenue of $704 million was up 82% year-over-year, driven by demand in both our Clinical and Research segments. Starting with our clinical business, our focus on market access and collaborations are expanding reimbursement, powering new and existing testing providers and benefiting patients around the world. There are now over 1 billion covered lives globally across NIPT, WGS for RUGD and CGP in oncology, demonstrating the expertise and impact of Illumina's market access team to drive coverage and also the enormous opportunity in our clinical segment.

Oncology testing, our largest market segment, recorded its third consecutive quarter of outstanding year-over-year growth as our customers announced additional offerings for therapy selection and MRD tests. In therapy selection, expanding reimbursement for comprehensive genomic profiling is fueling the shift from small to large panels. With 74% of lives now covered for CGP in the U.S. and additional indications approved, new customers are entering the oncology testing field and existing customers like Caris are expanding their footprint. TruSight Oncology 500, Illumina's RUO comprehensive genomic profiling assay, achieved its 100,000 sample milestone in Q2 and added over 40 additional customers so far this year across 23 countries.

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In addition, over the last year, MRD testing has emerged as a key driver of future growth in the oncology segment, with positive reimbursement decisions, more customers and multiple approaches entering the market. It's also exciting to see pharma invest in MRD-based clinical trials to bring proven drugs to early-stage disease and improve patient   outcomes.

Reproductive health consumable shipments continue to benefit from the revised ACOG guidelines. In January, we expected that NIPT would be covered for approximately 3 million pregnancies in the U.S. by the end of 2021. We have already surpassed that milestone, and we expect coverage to continue to expand. We're also making progress outside the U.S. to ensure all expecting families have access to NIPT. In Germany, for example, national coverage will be implemented in 2022. Additionally, we're seeing continued growth from our CE-IVD marked VeriSeq NIPT solution in Europe and Asia. In Q2, Next Generation Genomic in Thailand adopted our VeriSeq NIPT Solution v2, broadening access to expanded NIPT for expectant parents in Southeast Asia.

Genetic disease testing delivered another outstanding quarter, driven by reimbursement coverage increasing across Europe, and lower sequencing prices, enabling an accelerated shift from exomes to genomes. In the quarter, we also saw promising research and guidelines recognizing the diagnostic yield and cost effectiveness of whole genome sequencing for genetic disease. In June, Rady Children's Hospital and the State of California published the results of Project Baby Bear, a groundbreaking program that showcases the significant benefits of rapid whole genome sequencing in decreasing both time to diagnosis and health care spending for critically ill infants. More than 30% of these patients had a change of care due to the diagnosis enabled by WGS. This rapid whole genome sequencing protocol is now available through Rady's growing network of over 60 hospital partners as well as other hospital networks across the country.

Turning to our Research and Applied segments, we saw strong year-over-year and sequential growth. Momentum from population genomics programs continued to grow in Q2. In the U.S., All of Us is now operating at full scale, running thousands of genomes a week. We also saw multiple initiatives ramp internationally, providing an ongoing pipeline of new PopGen opportunities. We expect revenue from over 30 different PopGen initiatives in the second half of the year. Multiomic, spatial and single-cell approaches are gaining traction in many of our research segments, driving high-intensity sequencing. The success of Illumina's partnerships with companies such as Olink, NanoString and 10x will enable novel discoveries and expanded applications to enter the   clinic.

The emergence of the Delta variant has renewed focus on and heightened awareness for genomic surveillance in the fight against COVID-19 and future pathogens. The launch of the RUO 96-sample COVIDSeq assay and the expanded EUA for COVIDSeq on NextSeq 2000 this quarter demonstrate our continued commitment to provide the workflows, instruments and bioinformatics to meet this challenge. We are now working with governments and testing labs on COVID surveillance initiatives in over 70 countries. These efforts have driven increased COVID consumable revenue in Q2 relative to Q1. And at this time, we expect the consumable revenue in the second half to remain relatively steady to the first half.

Through our philanthropic efforts, we are working to ensure that countries with high needs for COVID surveillance but limited resources also have access to our sequencers and consumables. Earlier this week, we announced a donation of $1 million in sequencing capabilities, including 2 NextSeq 2000s to the Molecular Diagnostic Reference Laboratory at Kasturba Hospital. This will enable COVID surveillance in Mumbai, an epicenter of India's devastating second wave.

Before I hand the call over to Sam, I'll provide a brief update on GRAIL. In Q2, GRAIL launched the first-of-its-kind multi-cancer screening test, Galleri. We made this test available to our employees and are encouraged by the positive feedback we've received. It's exciting to see the promise of genomics come to fruition in oncology screening, and we're committed to supporting all companies innovating in this space. As we shared in late July, we remain committed to closing this pro-competitive deal and believe with this acquisition, Illumina will be uniquely positioned to help save tens of thousands of lives.

And now I'll turn the call over to Sam.

Sam A. Samad - Illumina, Inc. - CFO

As Francis' outlined, second quarter revenue exceeded our expectations, growing 78% year-over-year to $1.126 billion, driven by 80% growth in sequencing and 57% growth in microarrays. For the first time in company history, total quarter sequencing revenue exceeded $1 billion, growing 4% sequentially to $1.021 billion and representing 91% of total  revenue.

Our core business continued to accelerate across all regions in the quarter, driven by growth in clinical as well as strong demand from our research customers who were particularly impacted by the pandemic in the second quarter of 2020 and are continuing to resume and expand their sequencing.

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Sequencing consumables revenue grew 82% year-over-year to $704 million, led by record NovaSeq consumable shipments with robust demand driven by v1.5 flow cells. Sequencing instruments revenue grew 115% year-over-year to $189 million, reflecting another quarter of significant strength across all instrument categories. NovaSeq shipments more than doubled from the second quarter of 2020, driven by continued adoption by new to high-throughput customers.

Mid-throughput system shipments reached a new high, driven by record NextSeqDx shipments and demand for NextSeq 1000 and 2000. Since launch, 25% of NextSeq 1000 and 2000 have been shipped to new-to-Illumina customers.

Revenue contributions from COVID-19 surveillance testing exceeded our expectations, contributing approximately $40 million in sequencing consumables revenue and $20 million in incremental instrument revenue.

Sequencing service and other revenue was also higher than expected growing 41% year-over-year to $128 million, primarily due to approximately $20 million of onetime revenue recognized from NIPT royalties received related to a patent litigation settlement.

Moving to regional results. Revenue for the Americas region was $589 million, growing 76% compared to the prior year period. Revenue growth in the region was driven by record sequencing product revenue related to demand for clinical oncology testing and genetic disease testing. The regional performance was also driven by strength in genetic disease research from population genomic initiatives as well as contributions from COVID surveillance testing.

EMEA delivered revenue of $320 million, representing 90% growth year-over-year. EMEA's performance was driven by both a recovery in research and an acceleration of the clinical business, including a record quarter for genetic disease testing due to momentum from expanded market access and reimbursement. COVID surveillance testing also contributed to the strong performance in the region.

Greater China revenue was $132 million, representing growth of 67% year-over-year due to continued strength in sequencing led by clinical growth in the region. Sequencing instrument shipments more than doubled year-over-year, driven by growing demand for NextSeqDx in hospitals, given the superiors ease of use, accuracy and quality of outputs from Illumina sequencers.

Finally, APJ revenue of $85 million grew 67% year-over-year, driven by sequencing consumables revenue growth across clinical applications in reproductive health and genetic disease testing as well as strong utilization by research customers. As expected, APJ revenue decreased sequentially due to timing of fiscal year-end purchases and normal seasonality in Japan in the first quarter of  2021.

Moving to gross margin and operating expenses, I will highlight non-GAAP results, which include stock-based compensation. I encourage you to review the GAAP reconciliation of these non-GAAP measures, which can be found in today's release and the supplementary data available on our website.

Non-GAAP gross margin of 71.8% improved sequentially by 130 basis points, mainly due to favorable utilization on strong demand as well as onetime revenue from the patent litigation settlement. On a year-over-year basis, non-GAAP gross margin increased 320 basis points due to increased fixed cost leverage on higher volumes as well as a positive impact from the patent litigation settlement, partially offset by product mix.

Non-GAAP operating expenses of $471 million increased $51 million sequentially due to higher compensation-related expenses and increased project-related spend, but were lower than expected due to the timing of certain investments shifting to the second half of 2021. As expected, non-GAAP operating expenses were up $137 million year-over-year due to increased performance-based compensation expenses and headcount growth as well as additional investments to support the growth of our business.

Non-GAAP operating margin was 30% compared to 32.1% in the first quarter of 2021. Operating margins were better than expected due to higher revenues and favorable gross margin, driven by higher volumes and the onetime patent litigation settlement.

Non-GAAP other expense of $2 million was flat sequentially and $15 million lower year-over-year as expected. The year-over-year decline was primarily due to lower interest income on short-term investments as we repositioned our investment portfolio for the anticipated funding of the GRAIL acquisition.

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The non-GAAP tax rate of 17.9% decreased from last quarter due to a tax expense recognized in the first quarter of 2021 on certain foreign subsidiary earnings that are no longer indefinitely reinvested. The decrease in the non-GAAP tax rate year-over-year was due to a higher mix of earnings in jurisdictions with a lower tax rate.

For the second quarter, GAAP net income was $185 million or $1.26 per diluted share and non-GAAP net income was $276 million or $1.87 per diluted share.

Moving to cash flow and balance sheet items. Cash flow from operations was $253 million, which included $105 million in continuation payments made to GRAIL pursuant to the merger agreement.

DSO of 44 days compared to 43 days last quarter, driven by revenue  linearity.

Second quarter 2021 capital expenditures were $44 million and free cash flow was $209 million.

We did not repurchase any common stock in the second quarter.

We ended the quarter with approximately $4.3 billion in cash, cash equivalents and short-term investments. During the second quarter, we used $491 million to repay the outstanding principal of our 2021 convertible notes, which matured in June.

Our weighted average diluted share count for the quarter was approximately 147 million.

Moving now to 2021 guidance. We now expect full year 2021 revenue to grow in the range of 32% to 34% or $4.28 billion to $4.34 billion. At the midpoint, this represents an increase of approximately $1.07 billion compared to 2020.

For the full year 2021, at the midpoint of our revenue guidance range, we now expect total sequencing revenue to grow approximately 35% year-over-year, driven by accelerating strength in our core business and higher-than-expected contributions from COVID surveillance testing. We now expect 2021 non-GAAP operating margin to be approximately 27.5%, reflecting our higher revenue expectations and our ongoing commitment to continued innovation in R&D. We continue to maintain our focus on improving our core business operating margin leverage over time.

We expect our non-GAAP tax rate to increase approximately 200 to 250 basis points from the prior year, which is higher than our previous expectations. We now expect non-GAAP earnings per share in the range of $6.30 to $6.50 and GAAP earnings per share in the range of $4.69 to
$4.89.

Moving to the third quarter of 2021, we expect revenue to increase approximately 30% year-over-year. We expect non-GAAP earnings per share   in the range of $1.30 to $1.35 and GAAP earnings per share in the range of $1.23 to $1.28.

Now I'll hand the call back over to Francis for his final  remarks.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Thank you, Sam. It's clear from our strong first half results that Illumina and our customers are firing on all   cylinders.

Our clinical markets are all growing as expanded reimbursement gives more patients access to existing genomic tests, and evidence generation brings new genomic applications into the clinic. In oncology, more cancer patients have access to CGP for therapy selection. And emerging MRD and early cancer detection tests will drive significant long-term growth for sequencing.

In genetic disease testing, the speed to diagnosis and treatment benefits that rapid WGS offers is catalyzing awareness and adoption. In NIPT, while coverage has expanded dramatically in the U.S., there is still a significant need internationally, representing a tremendous growth opportunity.

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Research funding and overall investor capital deployment in life sciences continues to be incredibly robust, which will drive innovation and new   use cases for sequencing for decades to come. Single-cell, spatial and multi-omic approaches to complex problems are driving larger scale, novel research and clinical solutions. The benefit of population genomics programs in national health systems is driving more governments to take up these initiatives, further broadening the reach of sequencing across the globe. COVID surveillance initiatives are laying the foundation for a permanent  global  genomic  epidemiology infrastructure.

Illumina is playing a central role in these advancements in genomics and human health. I am very proud of the execution of our fantastic teams around the world. This is an incredible time for our field, and we have the most exciting technology road map in development that I have seen in my time at the company. I'm honored to work alongside my colleagues to fulfill Illumina's instrumental role in improving human health by unlocking the power of the genome.

Now I'll invite the operator to open for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Speakers, our first question is from the line of Vijay Kumar of Evercore  ISI.

Vijay Muniyappa Kumar - Evercore ISI Institutional Equities, Research Division - Senior MD

Congrats on the solid print here. Francis, maybe if I could start with one on the guidance question here. Your second half revenue growth, the implied revenue growth is about 20%, it is constantly getting about 500 basis points harder. In the context of you, you're speaking about record backlog of instruments opportunities on the surveillance side, et cetera. Maybe talk about the second half revenue trajectory and why perhaps it shouldn't be stronger.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. So thank you, Vijay, for that question. So I'll start by saying we are seeing tremendous momentum in the business, as you pointed out. If you look at every part of our business, we're seeing the businesses -- those market segments expand. And so we expect that to continue going into the second half of the year.

But there are a number of things that we are watching for. One, and Sam will add more color on this, but there are a number of onetime things  that happened in H1(corrected by company after the call) that we don't expect to repeat in H2(corrected by company after the call), and we'll sort of list what they are.

And then the second thing that's playing out is that we're still in the midst of the pandemic. And so we are keeping a watchful eye to see how the Delta variant plays out both here in the U.S. and around the world. And so that allows -- that means we should put some moderation in terms of what we expect to see in the business for the second half. We're definitely still in the middle of the pandemic. And those are the 2 factors I'd say that counterbalance what we see is incredible momentum in the markets that we're in.

Sam A. Samad - Illumina, Inc. - CFO

Yes, Vijay, maybe I could add just some more specificity on the onetime factors in the first half, and thank you for the question, by the way. Our business is really strong and really accelerating across the core markets. There are onetime factors in the first half that I do want to call out that are important when you think about the second half. So the onetime factors I would bucket as follows. You have -- in Q1, we had about $20 million of stocking. We did not see any stocking in the second quarter, but we did have $20 million in the first quarter. I would characterize roughly $55 million of COVID surveillance instrument placements. So that $55 million in the first half that we are now not expecting to repeat in the second  half, so that's another item.

There's the U.K. Biobank, which terminates and basically wraps up in the third quarter. So that's about $30 million of extra revenues in the first half that we will not have in the second half. And then finally, there's a $20 million NIPT settlement in the second quarter that I referred to in my prepared remarks, that will not repeat in the second half.

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So if you put all these together, it's about $125 million of what I would call onetime factors in the first half that don't repeat. If you exclude those from the first half and annualized, it's basically we're looking at flattish second half versus first  half.

Vijay Muniyappa Kumar - Evercore ISI Institutional Equities, Research Division - Senior MD

That's helpful, Sam. And Francis, maybe if I could, one on the comment on utilization picking up in the box is interesting. Given these record placements in healthy end markets budgetary outlook, how should we think about fiscal '22? Should comps matter or perhaps this uptick in MRD and utilization comments, should we draw a correlation on what the consumable outlook could look like here?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. So I'll start by saying that we're not ready to make statements about 2022, but I'll give you more color on the trends we are seeing. As you pointed out, we're seeing really strong instrument side across the portfolio. And what's especially exciting about that, as you know, is that instruments tend to be a lead indicator on the business because of the model that we employ. And if you look at what I said about instruments, we have the highest overall backlog for instruments since we launched   NovaSeq.

On the high throughput side, we had the highest order volume for NovaSeq since we launched the product in Q1 '17. On the mid-throughput side, we're on track to almost double the number of NextSeqs that we ship. If you look at the average we shipped for the last few years, so really strong momentum in the mid-throughput portfolio.

And then even at the low end, as I pointed out in the remarks, we've got the highest MiSeq shipments of any quarter in the last. So low throughput, mid-throughput, high throughput, all of those businesses are showing real momentum, resulting in the big backlog that we have going into the second half of the year.

Operator

Next question is from the line of Doug Schenkel of Cowen and Company.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

I appreciate it. The first thing I want to talk about is GRAIL. So recognizing what you talked about in your prepared remarks that you remain committed to GRAIL. I think it's fair and not controversial to say this process is clearly not going the way you expected it to. And unfortunately, this happens in a different way, but recently with PacBio as, of course, you know. So really kind of a 3-parter here. One, it seems like the U.S. and EU regulators tactically could really drag out this process if they want to and in a way, try to run out the clock over a 1- to 2-year period.

I know that's not what you expect to happen or hope to happen. But if that does, are you willing to stick with this well into 2022? And then secondly, if this doesn't go through, is the conclusion that effectively Illumina can't acquire any service company that is Illumina sequencing dependent? And then third, what do you think you could be doing better with your regulatory evaluation process moving forward? And how are you changing your approach?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Great. I think I have all those questions. So thank you, Doug, for those questions. So first question is if -- are we willing to stick with this? And does  it look like the process is going to run out the clock? So the way the timing is going to work is the deal contract last till December 20. And so we    are working both the FTC and the European Commission to get approval by that time frame. The -- at this point, there's processes and work. There's the work we're doing with the FTC, there is the work we're doing with the European Commission in Phase II review and there's a work we're doing in Luxembourg to dismiss the European case because of   jurisdiction.

At this point, it is possible that all of those land one way or another by December 20. And so at this point, we're not yet at the stage where the clock has run out. And at this stage, we are committed to working through this period to get this to a conclusion. We continue to believe that this deal     is procompetitive. We continue to believe that this deal will result in the savings of tens of thousands of lives that would not be saved if we didn't buy GRAIL just simply because we can accelerate the  business.

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So to answer the question, we are committed to working through this deal through that time frame through the end of the year. I would not read this to mean that we can't buy any other services provider or anything else we want to buy. We have done a number of other acquisitions in the last 18 months. So those have gone through. And I think we are going to continue to look for things that we believe add long-term shareholder value. And if it means we need to acquire them, we will continue to look for those from time to time.

In terms of what we can do better? One of the things we have learned is clearly, we don't have a DC presence and we don't have employees on the hill that are telling the Illumina story to the various agencies, to the other folks on the hill. And it's become clear to us that we need a bigger presence there. And so we're starting to build our presence there. And the fantastic thing and I personally have spent a lot more time over the hill
-- on the hill in the last couple of months. And the story really resonates. And so when we tell the story, I mean, people get really behind it and want to support it. And so one of the things we have learned and we're going to do differently is we going to have more of a presence on the hill, and we're going to be telling the Illumina story more often and more  clearly.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

And let me ask one, it's kind of a longer-term one. Recognizing what we've seen in terms of recent acquisitions in the space and some of the new public entrants in sequencing, it seems fair to say that over the next few years, competitive dynamics are going to intensify our debt in sequencing. There's going to be more short-read platforms. There's going to be advancements in long-read tools. We're seeing that already. And I think you appreciate -- and I try to say this in the humblest way possible that coming from somebody that's focused a lot on sequencing over the last 15 years and has seen a lot of planned technological threats come and go.

For me to kind of look at the landscape and conclude that, hey, maybe this feels a little bit different now, maybe means something. So as you kind of think about that and really think about the next few years, is the playbook the same? New instruments maybe as soon as next year from top to bottom on the market, more flow cell density and essentially play the same elasticity curve, the same way you have in the past? Or as we think about the next few years, it's a little bit different?

Francis A. deSouza - Illumina, Inc. - CEO & Director

All right. Another great question. So let's start with a couple of parts of the question. One is, does it feel like that competition is intensifying right now in a way that it wasn't before? And two, so therefore, is the playbook the same in terms of competing here? And so let's go to each part. One, I'll say, look, and you'll appreciate this, given the 15 years you've been looking at this is we've always had waves of competition, right? And a few years ago, we'd be talking about Qiagen and Thermo and you were coming from behind in some markets.

And so there have been -- and because the market is so big and we're still at the very beginning of this giant market, we fully anticipate it will continue to attract a lot of venture investment. I mean there are dozens of companies. And we could have had this conversation any time in the last decade. And I'd have told you there are dozens of companies that are being funded to go after the sequencing space. So I don't especially see a difference in terms of the number of companies being started.

The actual competitors showing up are different, obviously, every time. And I like what you said in one of the notes I read from you, Doug, where you said the trail is literally the dead bodies of people whose sequencers look great on PowerPoint, but a couple of years away from launch, could never get closer than that to launching. So we've seen that.

Now we will see more competition, though, going forward. Again, we expect that. The part of the playbook is the same. Better, faster sequencing continue to be the gold standard for accuracy, continue to set a relentless pace in terms of innovation that our competitors have to follow, continue to set the price point in the market that everybody else has to follow. Those parts of the competitive playbook will be the same.

Another part will be the same is continue to just add more and more value to the sequencers that our customers get. You've seen us do that with Edico with the hardware acceleration that's now built into a sequencer. You've seen us do that by expanding the bioinformatics pipeline that's now built into a sequencer. And so we continue to expand what it means to create a sequencer. And you remember the move we made from the output of our sequencers to images and then it became base calls. And now from our sequencer, you can get variants, and that's unique in the market. And now we'll force everybody else to react to that to say you've got to add that secondary pipeline now to your sequencer to catch up to Illumina giving you variants. But some part of the playbook has changed.

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The genomics industry and Illumina's business is way more diversified than it's ever been, right? A few years ago, we used to be targeting the research market. And it was really a single instrument, the HiSeq, right at the GA before that. So you were selling sort of highest throughput sequencers into the RUO, the research market. Today, that's only one segment of our business. So our business has really diversified. Almost 44%, 45% of our business comes from the clinical market and the rest is research and applied. More than half of our business comes from outside the
U.S. And we have a lot of cleared end-to-end workflows into the market.

And so as I look at the landscape, no single competitor out there matches all those segments of the business. And so each of them have their own different sort of playbook. In some cases, if you have to deliver clear end-to-end workflows, in some cases, it is better, faster, cheaper. And so that's a different. I think there's no single competitor I can look at, Doug, and say that competitor is coming after most of our business.

Operator

Next question is from the line of Tycho Peterson of JPMorgan.

Tycho W. Peterson - JPMorgan Chase & Co, Research Division - Senior Analyst

Francis, back to the guidance question. Just thinking about some of the gives and takes in the back half of the year on COVID, specifically, as we think about some of the PopSeq programs, I'm wondering how you think about risk to those that are ongoing? And then on the surveillance side, you said last quarter, you weren't expecting any instruments. You actually did have some instruments this quarter. So would we add that it actually could be underestimating kind of the tail there on the instrument side around surveillance?

Francis A. deSouza - Illumina, Inc. - CEO & Director

So let me add 2 parts of the question. Let me start with PopSeq and then let's go to COVID instruments. We are very happy with where we are with COVID -- with the PopSeq programs right now. I talked about the U.K. Biobank is just continuing to go full force. We expect it to sort of end towards the end of this year, but it's continuing to sequence at full production scale. All of Us is now sequencing at full production scale. We talked about doing thousands of samples a week. And that pipeline seems really robust. And I don't expect much disruption over the course of the year, barring something massively unexpected for what's happening with All of Us. So they've been running really well.

The other thing that is really exciting about PopSeq is now we have 30 programs that are up and running around the world. And so that means we're starting to diversify the revenue contribution from the PopSeq programs as they start to ramp around the world. And that gives us, I think, a little bit more resilience in terms of if any part of the world is more impacted than the other, it's -- there's still a lot of parts that will go. So I think it's -- I think it's a really healthy set up for us in terms of PopSeq for the rest of the year.

In terms of COVID instruments, you're right. When I was here doing this call a few months ago, I told you that we weren't expecting any more instruments for the year. We thought the buy was going to happen in Q1. And then lo and behold, we sold some instruments for COVID surveillance in Q2. That part of the business, candidly, Tycho, is hard to predict. And so what we've built into the model is no more instruments for the rest of the year and $50 million to $60 million in terms of consumables. And yes, absolutely, it's possible we buy -- that people buy more instruments. But again, that's hard to predict.

Operator

Next question is from the line of Tejas Savant of Morgan Stanley.

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Tejas Rajeev Savant - Morgan Stanley, Research Division - Equity Analyst

Francis, I just want to follow up quickly on PopSeq, and then I have a question on China. So on PopSeq, I mean, there's a little bit of possibility of a delay here in terms of the MVP renewal. Obviously, that's been an important revenue generator for you over the years. What's the risk here that there could be a bit of an air pocket here as -- with some of your larger customers heading into 2022?

And then second on China, I mean, recently, there were some news around new buy-Chinese targets issued by the government for hospital purchases. So any thoughts on that impacting your growth? Obviously, NextSeqDx following the regulatory approval there has been an important growth driver for you in that geography.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. So thank you, Tejas. Let's go through the 2 questions. For the reasons I just talked about, the fact that now we have a number of PopSeq programs that we have a number of the bigger ones that are already running at scale. We feel really confident in the PopSeq pipeline and the revenue pipe for the rest of the year. And so we've looked at any of the risks associated with them. We looked at the timing. But we feel really confident, the diversity of the revenue sources and the pop-gen   pipeline.

In terms of China, we were really happy with the performance we've been seeing out of China. We talked about the growth we're seeing in China. We are maintaining our leading position in China. Our strategy there is really paying off, and it touches on the things you asked about. So we have always followed a strategy in China that was very partner-centric. And so we have partners that are building their products on our instruments and selling them into customers. And those customers are -- those partners are Chinese partners. And so a lot of them are qualified even under the Made in China regulations. And that puts us in a really good position in China.

The other thing that -- a couple of other things, one you touched on, which is the NextSeqDx, again, sort of a partner model, but that's a really positive step forward for us in China. And then the regulations around LDTs in China is also very positive in terms of what it means for the future. So we're happy with the growth. We're encouraged by some of the things we're seeing in terms of pointing the positive momentum going forward.

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Sam A. Samad - Illumina, Inc. - CFO

And maybe one thing I would add on population genomics, Tejas, is with regards to the second half but also on an ongoing basis going forward in 2022, the really exciting thing about population genomics initiatives now is what we talked about earlier, which is the 30 or so population genomics initiatives that are driving contribution in half of the year and beyond.

So we are, I would say, very diversified in that respect in terms of the contribution spread across a number of them that are ongoing. Those are not ones that we are waiting to happen, but they are actually ongoing and starting to drive contribution. And we do have the large ones that we've talked about, one of which is the U.K. Biobank, which is wrapping up in the second   half.

Operator

Next question is from the line of Derik De Bruin of Bank of America.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

A couple of questions. I think the first one would be the instrument numbers are quite impressive and the backlog commentary likewise. Francis, what's your philosophy on new product introductions? I mean it sounds like the NovaSeq still has a lot of runway in it. And I know we have been
-- I know earlier -- or I should say, last year, we were -- or was it earlier this year, I know you remember we were talking about potential for the next generation of NovaSeq or something like that when the 3 coming out and like that. What's your philosophy now on new product introductions, given the strength in the existing   portfolio?

Francis A. deSouza - Illumina, Inc. - CEO & Director

It's a great question. Some part of our philosophy, Derik, has not changed, but actually, one part has, but I'll tell you about both. The part that hasn't changed is we will launch products into the market when we think the market is ready, meaning that the ready to absorb the price points, we will unlock additional elasticities and grow the market as a whole. And so we continue to be in dialogue with our customers to try and understand where sort of the demand curve is. And when we feel that there is an opportunity to expand the market through the launch of an instrument with a certain price point or a certain capability, that's when we bring the product to market.

So our technical teams are just constantly pushing the technology. And then when we feel the market is ready, we do the engineering to bring those technologies into end. That has -- that part of the philosophy has not changed, and we're going to continue to watch when the right time is to catalyze a segment of the market with a new product offering.

What has changed, actually, and it's really interesting has been the result of watching what happened with NextSeq 1000, 2000. And what we have seen with NextSeq 1000, 2000 is that the 1000, 2000 has dramatically expanded the mid-throughput market. There wasn't just an upgrade or a replacement cycle. And it's quite dramatic actually.

If you look at the number of mid-throughput instruments we shipped over the last few years, it's been fairly steady. This year, we are on track to almost double that number. And there are lots of people who are still buying 550s in the 550Dxs. What's happened is we've catalyzed and opened up new markets for the mid-throughput instrument with the price points that we've put out with the 1000, 2000. And that's different than the Genomics market has been before. And so now we see an opportunity, even in a market segment to not just catalyze an upgrade cycle, but actually to open up other parts of that segment with an offering in that market segment. And so that's a different philosophy that we're building into now our strategies as we think about future products.

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Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Great. That's really helpful. Sam, you didn't give us any sort of like pull-through ranges on the installed base -- on your instruments. Could you share some color on that, specifically what the NovaSeq pull-through was and the NextSeq pull-through and MiSeq?

Sam A. Samad - Illumina, Inc. - CFO

Sure, Derik. Yes, happy to. With regards to NovaSeq, the last guidance that we shared was $1.1 million to $1.2 million per instrument that we said we're going to be on the high end of that range. So I can tell you that for Q2, we exceeded that. And now our expectation for the full year is that we will be above that range, the $1.1 million to $1.2 million, we're going to exceed that. So we're not giving you an exact number, but we were going to be above that $1.2 million top end.

With regards to NextSeq, the pull-through on NextSeq 550, at least, we haven't shared any pull-through on NextSeq 2000 or 1000, too early right now in the life cycle of those instruments to provide that. But for NextSeq 550, we're at the high end of that $100 to $150 range that we traditionally shared. So pull-through is at the high end of that.

With regards to MiSeq, we're within the $40,000 to $45,000 pull-through range of that instrument. And with regards to MiniSeq, we're within that -- on the high end of that $20,000 to $25,000 pull-through range for that   instrument.

Operator

Speakers, next question is from the line of Dan Arias of  Stifel.

Daniel Anthony Arias - Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Senior Analyst

Francis, maybe just to your point on market readiness and just where your customer base is. Do you have a read on what percentage of your NovaSeq base is taking advantage of the $600 genome capabilities at this point? I guess more importantly, can you share it if you do?

Francis A. deSouza - Illumina, Inc. - CEO & Director

That's a great question. I don't have any number to give you in terms of the specific percentage of how would I think about it. I would say that with the price reduction that we put into the market last summer, which catalyzed the elasticity we're seeing, the $600 genome is now pretty broadly available to our NovaSeq customers. So I would expect a significant number of them are actually availing themselves at that price point.

Now of course, you know that it's not necessarily genomes that they're running. NovaSeqs are now used for a very broad range of applications, a lot of NovaSeq usage in oncology for the TSO 500 or some of these large panels. But I'd say a lot of them, a significant percentage are able to use those applications at that kind of price point, but I don't have an exact number to give you.

Daniel Anthony Arias - Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Senior Analyst

Okay. Maybe on the oncology side, some of the work that we had done has showed a pretty strong response in terms of the usage of AmpliSeq     for Illumina equipment. I'm guessing or I'm wondering, I guess, how critical you see that partnership for your cancer franchise going forward? And then are there any margin implications that might be material enough to call out or that we should be mindful of there?

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Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. The way I think about that is, I'd say, it's nice to have part of the portfolio, but it's not a critical part of the portfolio. In terms of even thinking about the revenue for us, I wouldn't do that as a big part of the revenue we make in the oncology business at all. The reason we did it is we want to make sure that our customers can have the broadest options in terms of what they want to do, but it's not a meaningful contributor to our revenue in oncology.

Operator

Speakers, next question is from the line of Patrick Donnelly of  Citi.

Patrick Bernard Donnelly - Citigroup Inc., Research Division - Senior Analyst

Francis, and it might be for Sam actually. I'm just wondering the cadence throughout the quarter, how things picked up? And then particularly in the last couple of weeks or quarter to-date here, have you seen any slowdown or kind of shutting down of customers in recent weeks due to Delta? Just trying to get a handle on lab activity as we trended through the quarter and then, again, particularly recently here?

Francis A. deSouza - Illumina, Inc. - CEO &  Director

Yes. So I'll start with the easy part. We're not seeing any slowdown right now. Because of Delta, we're not seeing any shutdowns. The whole quarter was fast, Patrick. If I -- I mean, you can see that in terms of, I think, our DSO, like you saw improved linearity even this quarter. The way it felt internally is we started the quarter fast and it got faster. So again, there was no slowdown in the middle. But what was surprising again was it started really fast. So the hockey stick at the end, I'd say was not necessarily as pronounced because we had a fast starting in the  quarter.

Sam A. Samad - Illumina, Inc. - CFO

Yes. When you think about -- Patrick, with regards to -- just one more point on your question, no, we did not see that slow down as Francis said.  We are still in a COVID year, and Delta is obviously still raging. So we still -- when we think about the second half, we still obviously think about the potential impact of any shutdowns, et cetera. But at this point, we're not seeing that. And the quarter exited very strong as it  started.

Patrick Bernard Donnelly - Citigroup Inc., Research Division - Senior Analyst

That's helpful. And then maybe just one on NextSeq. I mean that continues -- seems a record quarter after record quarter there. Can you just talk about what you're seeing on the clinical demand side there? How much it picked up this quarter versus last quarter and expectations going forward?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. I mean that has been quite a remarkable story. I think I mentioned a few minutes ago. If you look at the number of instruments we're shipping in that segment, it's now almost double what we shipped historically into that segment. So a few things I'll point out. One, we continue to ship  550s and 550Dxs. So there are people who validated workflows on those instruments, they are continuing to buy. We are seeing a good number    of new to Illumina and new to that segment customers come  in.

It continues to be on the clinical workhorses of our portfolio and you see applications in oncology, you see applications in NIPT and that continues to be true. The things we talked about in terms of the expansion we're seeing in the clinical market, all that reimbursement that kicked in last year oncology, for NIPT, all of that is driving the instrument purchases we're seeing. And that's a really great sign because as we talked about, instrument purchases for us are a lead indicator of future growth. And so when you place that many instruments, it's exciting for us to think about. And so those are some things that they are driving the mid-throughput.

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Sam A. Samad - Illumina, Inc. - CFO

Maybe I can add a data point with regards to adoption and the split by customer type or not maybe customer side, but just in terms of where we're seeing the placements come from. We are seeing roughly 25% coming from new-to-Illumina customers into the NextSeq 2000 and 1000, which is really encouraging. It's basically expanding the pie in terms of new-to-Illumina customers. We're also seeing roughly 30% coming from benchtop customers. So those customers that are either on MiSeq plan or MiniSeq that are now going up to NextSeq 2000, 1000. And we're seeing also capacity upgrades as well as NextSeq 550 conversions going to 2000, 1000. But as we said as well, the NextSeq 550 and 550Dx is really holding very strong with continued placements in those categories.

What we are not seeing is how you see customers going really to NextSeq 2000 instead of NovaSeq. So that's something we always said we didn't expect and we are not seeing. If we're seeing, only a really very, very small handful of customers having done that.

Operator

Next question is from the line of Kyle Mikson of Canaccord Genuity.

Kyle Alexander Mikson - Canaccord Genuity Corp., Research Division - Analyst

So I'll just ask a few here for the sake of time and I'll just go on mute. So the $90 million, you remember, like CDC from the pathogen centers of excellence. I was wondering when that could be a tailwind for Illumina, just given the findings expected in August of '22? That's my first question.

And the second one I wanted to ask was about just the spatial and proteomics readout. I'm just wondering if that's going to be a material growth driver, I guess, going forward. Is that moving the needle do you see that? And then also just on the pacing of COVID surveillance testing and the guidance for the second half of the year, I mean, maybe, Sam, can you just talk about that a bit?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. So let me start, and then I'll turn it over to Sam. In terms of the CDC money and the American Rescue Plan Act and all that money, we're watching to see how that money gets allocated out. We haven't really built much of that into our expectations for the course of this year because there's still work to be done in terms of how that money gets allocated out. We certainly expect some benefit from it going into the following years, but we haven't built that much in and Sam will color it more.

Spatial and proteomics are definitely interesting. They are definitely emerging. They are maybe where single cell was a few years ago, single cell certainly a much bigger contributor of our business today than spatial or proteomics. But given the amount of interest in both, we do expect those to be growth drivers for our business going forward.

Sam A. Samad - Illumina, Inc. - CFO

Yes. So maybe first on the American Rescue Plan and some of the funding that went in there, the $1.7 billion with $400 million going into these centers of excellence, out of which $90 million has now been allocated. But it will be really decided in August of '22, how that gets allocated. I think that's more of a long-term benefit that we expect for the business. So that's the -- what we expect will be the durable genomic epidemiology benefit, the infrastructure that gets built that we see as definitely a potential upside in future years, not this year.

In terms of this year, Kyle, just to kind of script out what is the progression in terms of the guide, in Q1, we had $55 million with $35 million instruments, $20 million consumables. In Q2, we had $60 million with $20 million instruments and $40 million consumables. And our expectation in the second half is that we have approximately $50 million to $60 million of -- of sequencing consumables revenue in the second half. We look at it as equally split between Q3 and Q4. That is higher than what we had guided to on the Q1 call, just driven off of the additional utilization and placements that we're seeing in the first half.

Operator

Thank you, participants. I'll now hand the call back over to Illumina for final remarks.

Brian Blanchett

Thank you for the questions. As a reminder, a replay of this call will be available in the Investors section of our website as well as to the dial-in instructions contained in today's earnings release. Thank you for joining us today. This concludes our call, and we look forward to our next update following the close of third fiscal quarter of  2021.

Operator

And that concludes today's conference. Thank you all for joining. You may now disconnect.

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